                                   QUADRAX
                                        Advanced Materials Systems

For:     Quadrax Corporation
Contact: Edward A. Stoltenberg
         401-683-6600

                                        FOR IMMEDIATE RELEASE

          QUADRAX COMPLETES ACQUISITION OF LION GOLF OF OREGON, INC.

PORTSMOUTH, RI, January 3, 1996... Quadrax Corporation (NASDAQ:QDRX) announced today the completion, on December 28, 1995, of its previously announced acquisition of Lion Golf of Oregon, Inc. Lion Golf, formerly a privately-held brand marketer of value priced golf putters, drivers, irons and accessories, is expected to report revenues of approximately $3.5 Million for its 1995 fiscal year just ended. This will bring 1995 revenues for the combined entities, when reported on a pro forma basis, to over $7.5 Million. Terms of the acquisition are favorable to Quadrax, since payment of the purchase price is directly related to the profitability of the Lion Golf operations.

The Lion Golf operations will assume Quadrax's existing McManis Sports Associates golf business, as well as the Wimbledon tennis operations, to form a new Quadrax Sports Consumer Products Division. This new division will be headed up by Kim Cole, founder and driving force behind the success of Lion Golf, who will assume the role of Chief Executive Officer at Quadrax Sports. The combined businesses will be headquartered at the facilities of Lion Golf in Bend, Oregon.

Mr. Cole was quoted as saying, "I have enjoyed over 15 years of success as an independent owner/operator in the golf club business, but the industry is changing rapidly. Big names that were unheard of when I started in this business have emerged as major national, and even international brands. At the same time, national sporting goods chains are redefining the way sports enthusiasts buy their equipment. Golf has become Big Business."

Mr. Cole continued, "I'm excited to be merging with Quadrax Corporation because it will give Lion Golf the financial depth and the technology edge needed to play and win by the new rules of national sporting goods distribution. The addition of the existing quadForce club designs, together with the other new designs planned for introduction later this year, will extend the Lion lines into the premium and ultra-premium product categories. This expanded product line, driven by cutting edge Quadrax materials technology, will enable us to add new channels of distribution, as well as increase our presence in our established markets."

Quadrax Corporation
300 High Point Avenue, Portsmouth, RI 02871
Tel: (401) 683-6600  -  Fax: (401) 683-6606

Mr. Cole further stated, "I will be introducing the new Quadrax Sports Consumer Products Division to my friends and associates in the sporting goods industry at the upcoming PGA Show in Orlando, and at the Supershow in Atlanta, where we will also be unveiling three new additions to our CONQUEROR brand of quadrax tennis racquets. Look also for a string of exciting new golf club designs to be introduced throughout the 1996 playing season, as we position quadrax material as the new force in golf...and tennis."

Jim Palermo, Chairman and Chief Executive of Quadrax Corporation was also quoted as saying, "We are pleased to be adding the Cole family to our team at the new Quadrax. Kim and his son, Jim, who will be serving as President of our Quadrax Sports, have the kind of entrepreneurial spirit and specialized product distribution expertise that will be key to our success at Quadrax as we move aggressively to build shareholder value in 1996 and beyond".

Mr. Palermo continued, "The merger of Quadrax Sports and Lion Golf is important to Quadrax and its shareholders for many reasons. First, it gives us a solid base of recurring revenues upon which to build future growth. Second, it saves us a minimum of $1.5 Million in captial that we would otherwise have to spend to build our own distribution network for our quadForce products. Third, it gives us instant presence, nationwide, that would otherwise have taken us many months to build. Fourth, it not only gives us a marketing and distribution solution for our proprietary golf products, but also gives us a distribution solution for our Wimbledon CONQUEROR tennis racquets. We see signs that the tennis industry is recovering and the Lion acquisition will help position us to take advantage of the rebound."

Mr. Palermo concluded, "1996 is shaping up as an exciting year for Quadrax Corporation. The investiture of our Quadrax Sports unit with an established distribution network marks the consummation of initiatives into consumer brand marketing that began in 1995. This new Consumer Products Division will parallel ongoing efforts to introduce Quadrax material into high performance sporting goods through strategic alliances with established brand marketers, such as Brine (lacrosse and soccer) and Cannondale (bicycles). Through a carefully coordinated program of internal initiatives and future strategic acquisitions, some of which are presently under evaluation, we expect to establish Quadrax Sports as a new force in sporting goods and position Quadrax Corporation for rapid expansion into other markets."


                                     ###

Quadrax Corporation is a 21st Century Materials Company that makes and markets products made using its proprietary thermoplastic composite fabrication and manufacturing processes.